 **Mitsubishi Corporation**
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

03 AUG 19 AM 7:21

August 15, 2003
Our ref. No. PI 021

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549



03029380

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

- **Notice Regarding Stock Acquisition Rights**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dw 8/19

Notice Regarding Stock Acquisition Rights (Shinkabu-Yoyaku-ken)

August 15, 2003
Mitsubishi Corporation

Mitsubishi Corporation (the Company) hereby makes the following announcement: the Exercise Price of the Stock Acquisition Rights to be issued as stock options (the Stock Acquisition Right(s)) and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of Board of Directors held on July 16,2003.

(1) Date of Stock Acquisition Rights
August 15,2003

(2) Total number of Stock Acquisition Rights to be issued:
1,269 Stock Acquisition Rights
The number of shares to be issued per Stock Acquisition Right shall be 1,000.

(3) Class and number of shares to be issued for the purpose of issuing Stock Acquisition Rights:
1,269,000 shares of the Company's common stock

(4) The amount to be paid upon exercise of Stock Acquisition Rights
-1- The amount to be paid upon exercise of each Stock Acquisition Right:
958,000yen
-2- The Paid-in value for each share to be issued or transferred upon the exercise of the Stock Acquisition Rights (the exercise Price):
958yen

The Exercise Price was determined as the closing price on the Issue Date (958yen); The average of daily closing price, excluding non-trading days, of the Company's common stock ordinarily traded on the Tokyo Stock Exchange during the month prior to the issue date of the Stock Acquisition Rights (899yen) fells below the closing price on the Issue date.

(5) Total paid-in value of the common stock of Company to be issued or transferred upon exercise of all the Stock Acquisition Rights:
1,215,702,000yen

(6) The capitalized amount of issue price of shares issued with exercise of Stock Acquisition Rights:
607,851,000yen (479yen per share)

Notes
-1- Date of resolution of the Board of Directors of the Company that decided the proposal at the 2003 Ordinary General Meeting of Shareholders of the Company: May 14,2003
-2- Date of resolution of the 2003 Ordinary General Meeting of Shareholders of the Company: June 27,2003